EXHIBIT 16

March 10, 2004

We were previously the independent accountants for Hills Bancorporation and on February 25, 2003 we reported on the consolidated financial statements of Hills Bancorporation and subsidiary as of and for the years ended December 31, 2002 and 2001. On May 14, 2003 our relationship as independent auditors was terminated. We have read Hills Bancorporation’s statements in Item 9, and we agree with such statements.

McGladrey & Pullen, LLP
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